UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On July 31, 2014, Compugen Ltd. (the “Company”) convened its previously announced Annual General Meeting of Shareholders (the “Meeting”).  However, the quorum of two or more shareholders, present in person, by proxy or by proxy card and holding shares conferring in the aggregate thirty-three and a third percent (33.33%) or more of the voting power of the Company, required to conduct the Meeting was not present.  Accordingly, pursuant to the Company’s articles of association and as stated in the Company’s proxy statement, the Meeting has been adjourned to August 7, 2014.  The adjourned Meeting will be held at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, at 10:00 a.m. (Israel time). At the adjourned Meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: July 31, 2014	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz
General Counsel